

June 9, 2011

VIA U.S. MAIL

Jeff P. Bennett, Esq.
Vice President – Legal, Interim General Counsel and Secretary
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, KS 66211

> **Re:** **YRC Worldwide Inc.**
> **Registration Statement on Form S-1**
> **Filed May 17, 2011**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed June 1, 2011**
> **File No. 333-174277 & -01 to -25**

Dear Mr. Bennett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.2

1. Please have counsel remove from opinion 4 the language "in the exercise of customary professional diligence would reasonably recognize as being applicable to Guarantor and the transactions contemplated by the Indentures. . . ." We view this language as an unacceptable practice qualification. Please have counsel revise Exhibits 5.4, 5.6, 5.7, and 5.8 accordingly.

Exhibit 5.3

2. It is inappropriate for counsel to assume that there are no agreements or understandings among persons who include its client. Please have counsel revise paragraph (v) under "Assumptions" accordingly.

3. Please have counsel remove paragraph 5 under "Limitations and Qualifications." We view this language as an unacceptable practice qualification.

Exhibit 5.6

4. Please have counsel remove the language "solely" from the first sentence of the last paragraph on page 4. Please also remove the limitation on reliance in the following sentence. Investors are entitled to rely on the legality opinion.

Exhibit 8.1

5. Refer to the last paragraph. The language "the statements set forth in the Prospectus . . . *are accurate in all material respects*" (emphasis added) is not appropriate in a short-form tax opinion. Please have counsel revise to clearly state that the discussion in the material tax consequences section is counsel's opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Legal Branch Chief

cc: Via facsimile (312) 862-2200
       Dennis M. Myers, P.C.
       Kirkland & Ellis LLP